Kirby Corporation

Business Ethics
Guidelines

June 22, 2006

Contents

Message from the Chairman and the President and Chief Executive Officer	3
Introduction and General Principles	4
Communication	4
Duty to Report Violations	4
Equal Employment Opportunity, Non-Discrimination, Non-Harassment and Non-Violence Policies	5
Safety and Occupational Health Policy	9
Environmental Policy - Marine Transportation	9
Environmental Policy - Diesel Repair	10
Drug and Alcohol Policy	10
Information Technology Services and Communication Systems	11
Confidentiality Policy	12
Insider Trading Policy	13
Protecting Kirby’s Assets	15
Antitrust	17
Dealing with Customers, Partners, Suppliers and Competitors	18
General Principles	18
Fair Competition	18
Fair Treatment of Suppliers	18
Obtaining, Using and Protecting Third Party Information and Property	18
Government and Political Activities	19
Politics and Public Responsibility	20
Participation in Politics	20
Lobbying Activity	20
Community Service	20
Trade and Professional Associations	20
Gifts and Entertainment	21
Conflict of Interest	22
Corporate Opportunities	22
Using Kirby Assets for Personal Financial Gain	22
Distributors, Agents and Consultants	22
Payment to Bank Accounts	22
General Accounting Principles	23
Records and Documents Retention	23
Conclusion	24
Employee Acknowledgement	25

First Printing February 1, 1997
Second Printing October 1, 2002
Third Printing December 1, 2004
Fourth Printing June 22, 2006

Message from the Chairman and the President
and Chief Executive Officer

Kirby Corporation enjoys the reputation as one of the premier marine transportation service companies in the United States, and a leader in providing service and replacement parts for diesel engines and reduction gears. This reputation is built not only on the excellence of our service and safety record, but also on our high ethical standards and firm commitment to honesty, integrity and fair dealing. Kirby is committed to complying with all applicable laws, both in letter and in spirit.

More than just obeying the law, however, Kirby is dedicated to doing the right thing. While laws, regulations, and Kirby’s corporate policies may change, doing the right thing remains at the heart of our core values. Therefore, we expect each and every director, officer and employee to comply with established standards and to report violations. If you feel a violation occurred or could occur, take it up to each succeeding step in your management chain, or if you prefer you may contact us directly.

It is each individual’s responsibility to be familiar with and adhere to the Business Ethics Guidelines that follow. It is up to all of us to maintain our reputation for high ethical standards and conduct.

Remember: Do the right thing!

Berdon Lawrence	Joe Pyne
Chairman	President and CEO

Introduction and General Principles

The purpose of these guidelines is to help you understand how Kirby is committed to doing business. Some of the topics involve complicated government regulations. If these regulations govern an area with which you are involved, you will be expected to make the effort to ensure that both you and Kirby are in compliance with the spirit and the letter of the law.

Therefore, Kirby expects more than just what may be required by law. You must conduct all aspects of our business honestly, ethically and fairly, including your relationships with coworkers, customers, suppliers, competitors, and government representatives. You must make ethical considerations the highest priority in all of your actions on behalf of Kirby.

Adherence to law, governmental regulations, Kirby policies, and these guidelines are mandatory. Violations will subject employees to disciplinary action, up to and including termination. Any waiver of these Business Ethics Guidelines requires approval by Kirby’s Board of Directors, or a designated Board Committee, and shall be promptly disclosed to stockholders.

The basic principles which follow should guide your conduct.

Communication

The key to effective compliance with these guidelines is communication. If you have any questions about your responsibilities, ask. If you have questions about the law, ask. If you have questions about Kirby policy, ask. These guidelines contain information about whom you can ask and where you can get more facts. Do not hesitate to make use of this information.

Duty to Report Violations

If you observe any unethical or unlawful conduct, you have a duty to report it. Your failure to bring violations to the attention of appropriate Kirby personnel could result in very serious harm to the Company. Any information that you provide will be treated carefully; your rights, as well as the rights of others, will be scrupulously observed. Your information will be handled discreetly, and under no circumstances will any adverse action be taken against you for providing, in good faith, information about activities you believe to be unethical or unlawful. When reporting violations, you must provide enough information to enable the company to investigate your concerns fully.

There are several avenues for reporting conduct or situations that you believe to be illegal, unethical or in violation of these guidelines. We expect every employee to cooperate with lawful investigations into allegations that our policies or laws have not been followed. Kirby will cooperate with lawful government investigations. When we are notified of an external investigation, we will take prompt action to preserve documents that may be relevant.

As a general rule you should report violations to your immediate supervisor, or to a more senior member of your management chain. However, if you believe the sensitivity of an issue so warrants, you should contact Jack Sims, Kirby’s Vice President of Human Resources for advice on how to proceed. You may also contact Joe Pyne, Kirby’s President and Chief Executive Officer, or Berdon Lawrence, Kirby’s Chairman.

If you prefer to remain anonymous when reporting a violation you may do so by sending an unsigned written communication, or you may call 713.435.1333 to leave a confidential voice-mail message.

EQUAL OPPORTUNITY, NONDISCRIMINATION,
NONHARASSMENT AND NONVIOLENCE POLICIES

A.	Kirby’s Values - Equal Opportunity

Kirby and its affiliated companies are equal opportunity employers. Kirby companies are committed to recruiting, hiring, promoting, retaining, and compensating all individuals on the basis of their qualifications and performance, without regard to race, color, ethnicity, national origin, religion, age, sex, disability, veteran status or any other characteristic protected by law. Our goal is to provide a workplace free from offensive conduct.. Comments and conduct directed to or referencing an individual’s color, race, age, ethnicity, national origin, gender, religion, disability - even if innocently intended - do not further Kirby’s business and may, in fact, undermine the professional, respectful, and cooperative work environment that is a Kirby corporate value.

B.	Open Door Policy.

Kirby is committed to an Open Door Policy (see Section G of this Company Policy) whereby an employee with a concern must communicate that concern up the chain of command to the President if a concern is not resolved to an employee’s satisfaction. Employees commit to follow the procedures of the Open Door Policy to ensure that no concern is left unaddressed.

C.	Prohibited behavior.

As a condition of employment, all employees commit to the fair and equal treatment of others. No form of discrimination defined by law, harassment, or threat of violence directed to employees, customers, vendors, or others will be tolerated. Employees are barred from engaging in prohibited behavior either in the presence of or outside the presence of others while on company business, premises or equipment. Employees commit to support and nurture this corporate value.

While not every comment or act may create legal implications, certain conduct holds the potential for supporting claims of discrimination and harassment, even though no offensive or harassing/discriminatory motive was intended. Some common sense examples of conduct to avoid include:

●	racial, ethnic, or national origin comments, slurs, stereotypes, or jokes;

●	sexual or gender-based comments, slurs, stereotypes, or jokes;

●	comments, slurs, stereotypes or jokes related to an individual or group’s age, religion, or perceived disability.

If you are treated in a way that you perceive to be discriminatory, harassing, or physically intimidating, it is incumbent upon you to report the treatment immediately pursuant to the reporting procedures outlined in this policy.

D.	Specific guidance regarding gender, age, racial, ethnic, national origin, religious, disability, or veteran status discrimination and harassment.

Discrimination or harassment on the basis of gender, age, race, ethnicity, color, national origin, religion, disability, or veteran status can violate state and federal law. As a matter of basic human morality, corporate culture and good business sense, Kirby expects all employees to judge others on the basis of their character, performance, ethics, and respect for others. No employee has the right to denigrate another because the other is “different.”

Discrimination occurs when an employee is treated differently in connection with job duties, compensation, opportunity, position, or advancement because of gender, age, race, color, ethnicity, national origin, religion, disability, or veteran status. Harassment on the basis of gender, age, race, color, ethnicity, national origin, religion, disability or veteran status occurs when (1) submission to offensive or derogatory comments or conduct is either explicitly or implicitly made a condition of employment, (2) submission to or protest of offensive or derogatory comments or conduct is used as the basis for employment decisions, or (3) specific offensive or derogatory conduct has the effect of unreasonably interfering with an employee’s work performance.

Retaliation or reprisals against any one who has used the Open Door Policy or complained to Kirby about discrimination or harassment is prohibited. A violation of this policy can be the basis for disciplinary action up to and including termination.

E.	Specific guidance regarding sexual harassment.

No employee - male or female - should be subject to sexual overtures or sexual conduct, either physical or verbal.

Sexual harassment is a violation of state and federal law. It can include, depending on particular circumstances, unwelcome sexual advances, requests for sexual favors, sexually motivated physical contact, and other verbal or physical conduct, or forms of harassment of a sexual nature when (1) submission to such conduct is either explicitly or implicitly made a condition of employment, (2) submission to or protest of such conduct is used as the basis for employment decisions or (3) such conduct has the effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile work environment.

Examples of unwelcome sexual advances, propositions or other sexual comments include:

(1)	sexually oriented gestures, noises, remarks, jokes or comments directed toward or made in the presence of an employee;

(2)
preferential treatment or the promise of preferential treatment to an employee in exchange for submission to sexual conduct; or the threat of discriminatory treatment to an employee who refuses to submit to sexual conduct;

(3)	subjecting an employee to unwelcome sexual attention or intentionally making performance of the employee’s job more difficult because of the employee’s sex;

(4)	repeatedly asking the employee for dates or other social involvement after the employee has made it clear such invitations are unwelcome;

(5)	display of graphic or sexually suggestive objects or pictures.

Sexual harassment exposes Kirby and the individuals involved to potential legal liability. At all times you should treat other employees respectfully and with dignity in a manner that does not offend the sensibilities of a co-worker.

Retaliation or reprisals against anyone who has used the Open Door Policy or complained to Kirby about sexual harassment or discrimination is also prohibited. A violation of this policy can be the basis for disciplinary action up to and including termination.

F.	Specific guidance regarding threats of violence directed toward employees.

Violence and threats of violence or physical retaliation do not advance Kirby’s business objectives. Open and candid communication with supervisors and Human Resources is the best means to resolve issues that otherwise could escalate into violence. Kirby reserves the right to search employees and Kirby property, including lockers, desks, information systems, and storage areas, to address concerns of violence or potential violence. Employees shall have no expectations of privacy regarding the use of Kirby property and facilities.

Examples of prohibited conduct are:

(1)	the possession of firearms or other weapons on Kirby property, unless specifically authorized in writing by an officer of Kirby.

(2)	physical horseplay or hazing, however innocently intended, that could escalate into violence;

(3)	fighting; assault of a co-worker, security guard, customer, or guest;

(4)	threatening or intimidating coworkers, security guards, customers, or guests through an express or implied threat of physical violence.

Retaliation or reprisals against any one who has used the Open Door Policy or otherwise complained to Kirby about violence is also prohibited. A violation of this policy can be the basis for disciplinary action up to and including termination.

G.	What to do if you feel our equal opportunity, nondiscrimination, nonharassment or nonviolence policies have been violated.

You should immediately contact your supervisor if you feel you have been subjected to discriminatory, harassing, or threatening comments or conduct. If your supervisor does not address the concern to your satisfaction, you are obligated to notify the Vice President of Human Resources and to continue communicating your concern up the chain of command pursuant to Kirby’s Open Door Policy.

If you feel uncomfortable bringing the matter to your supervisor or a manager in your chain of command or if your supervisor or manager is thought to be part of the problem, you have an obligation to report your concerns to the Vice President of Human Resources.

If you feel the Vice President of Human Resources is part of your concern, you have an obligation to report your concerns to the President of Kirby Corporation.

Any supervisor who receives a report of harassment or discrimination or a threat of violence shall report the complaint to his or her manager and the Vice President of Human Resources. Any supervisor who fails to report a complaint to his or her manager and the Vice President of Human Resources shall be subject to disciplinary action up to and including termination.

Contact information for Jack Sims, Vice President of Human Resources is:
Phone:	713.435.1109
Fax:	713.435.1080
E-Mail:	jack.sims@kirbycorp.com

Contact information for Joe Pyne, President of Kirby Corporation is:
Phone:	713.435.1104
Fax:	713.435.1010
E-Mail:	joe.pyne@kirbycorp.com

To the extent possible, the person you contact will undertake to treat the matter with a degree of confidentiality. Kirby commits to investigate concerns promptly and thoroughly. All employees shall cooperate with any internal investigations.

H.	Consequences of substantiated violations of this policy.

Substantiated violations of this policy will subject the violator to remedial training and/or disciplinary action up to and including termination of employment.

Safety and Occupational Health Policy

Kirby Corporation is committed to creating and maintaining a safe work environment. It is the responsibility of every employee, both ashore and afloat, to be familiar with and adhere to this safety policy:

All injuries and accidents can be prevented. Our goal is zero injuries. This goal is considered realistic and attainable but only you can make it happen.

All levels of supervision have the responsibility for the safety of the employee.

It is possible for you to guard against workplace conditions that may result in an occupational health risk, accident or injury. When the source of risk can not be eliminated, special work processes, safety devices, personal protective equipment, or other protective measures must be used to safeguard employees.

It is the responsibility of managers and supervisors to provide adequate training and supervision for employees. It is the responsibility of the employee to think, to use common sense and to work safely.

Adherence to safety rules and safety instructions from supervisors is a requirement for employment with Kirby.

Safety is good business. It is to the benefit of the employee, their families and the Company to prevent injuries and accidents.

Environmental Policy - Marine Transportation

Kirby recognizes the importance of efficiently meeting the waterborne transportation needs of the United States in an environmentally sound manner, while protecting the health and safety of our employees and the public. The management and employees of Kirby are committed to continuously improving the compatibility of our operations with the environment. In furtherance of this commitment, the management and employees of Kirby pledge to:

•	Conduct our business and operate our vessels in a manner that protects the environment and the health and safety of our employees and the public.

•	Recognize and be responsive to public concerns about waterborne transportation and its effect on the environment.

•	Make safety, health, and the environment a priority in our business planning.

•	Commit to reduce overall emissions and waste generation, and comply with all laws and regulations concerning emissions and waste.

•	Participate with government and the public in creating responsible laws, regulations, and standards to safeguard the workplace, community, and environment.

•	Establish and maintain, in cooperation with public authorities and others, contingency procedures and plans to mitigate the effects of accidents which may occur.

Environmental Policy - Diesel Repair

Kirby recognizes the importance of efficiently meeting the diesel repair needs of our customers in an environmentally sound manner, while protecting the health and safety of our employees and the public. The management and the employees of Kirby are committed to continuously improving the compatibility of our operations with the environment. In furtherance of this commitment, the management and employees of Kirby pledge to:

•	Conduct our business in a manner that protects the environment and the health of our employees and the public.

•	Recognize and be responsive to public concerns about diesel repair and its effects on the environment.

•	Make safety, health, and the environment a priority in our business planning.

•	Commit to reduce overall emissions and waste generations, and comply with all laws and regulations concerning emissions and waste.

•	Participate with government and the public in creating responsible laws, regulations, and standards to safeguard the workplace, community, and environment.

•	Establish and maintain, in cooperation with public authorities and others, contingency procedures and plans to mitigate the effects of accidents which may occur.

Drug and Alcohol Policy

In order to maintain a safe, productive work environment for all employees, no alcohol, illegal drugs, or other prohibited substances are allowed on Kirby property. Employees are also prohibited from reporting to work, or from working, under the influence of alcohol or drugs, or with detectable amounts of drugs in their systems, regardless of how, when, or where the substance entered the employee’s system. The sale, possession, or purchase of drugs on Company premises is also strictly prohibited. Any employee found in violation of these rules will be subject to immediate termination.

In keeping with this policy, applicable federal regulations, and as a further precaution in our effort to protect our workplace from the presence of alcohol and drugs, employees may be required to take drug and alcohol tests upon request. Also, employees and their property will be subject to search at any time while on Company property. Entry onto Company property and continued employment is specifically conditioned upon consent to such testing and searches. Any employee refusing to cooperate in any such testing or search will be subject to immediate termination.

Employees may maintain on Company premises prescription drugs and over-the-counter medication, provided any prescription drugs have been prescribed by a doctor for the person in possession of the drugs, the drugs are kept in their original container, and the use of the drugs will not impair the senses or reactions of the employee.

Employees who feel they have a substance abuse problem are encouraged to seek rehabilitation. Any employee who voluntarily enters a bona fide drug or alcohol rehabilitation program will be given a leave of absence, in accordance with the Company’s personal leave of absence policy, in order to complete the program, and will not be subject to disciplinary action, provided he or she remains in strict compliance with the program, successfully completes the program and remains free of drugs or alcohol thereafter. This rehabilitation amnesty will only be given one time to any employee, and will not be available to any employee after he or she has notice that a drug or alcohol test is to be given, or after an event has occurred which could lead to testing.

Exclusion   The moderate use of alcohol at Company approved meetings or functions in connection with business entertainment, or in appropriate social settings, is not prohibited by this policy when the consumption or possession of alcohol has been approved by Kirby management.

Information Technology Services and Communication Systems

Kirby’s information technology services (including e-mail, Internet access, Internet, computers, and servers) and communication systems (including voice mail, e-mail, telephones, fax machines and teleconferencing services) are valuable company property and intended for business use.

Kirby has the right to review the information contained in these services and systems in the ordinary course of business. If you wish to keep information private, it should not be created or stored on Kirby’s systems. On occasion and within reasonable limits, you may use these services and systems for necessary personal reasons within the bounds of prudence and good judgement.

The complete text of this policy is detailed in the statement of Kirby IT Policies which is posted on the Kirby Intranet.

Confidentiality Policy

Employees may have access to or may become aware of insider or confidential information through the course of their employment or otherwise. Each employee has an obligation and a duty to Kirby regarding such information as follows:

Confidential Information:  Employees may have access to or become aware of inside or confidential information. Such information may include acquisition plans, earnings or profits, market changes, financing, proposed dividends, new contracts, current short or long-term contracts, major regulatory, court or legislative events, major management changes or other business plans. Such information would also include information relating to third parties currently unrelated to Kirby, with whom Kirby may be discussing a business transaction. All such information relating to Kirby, unless it has been made public by authorized personnel, should be treated as confidential information.

Confidentiality:  Serious problems could be caused for Kirby and employees by unauthorized disclosure of confidential information, whether or not in connection with trading in the securities of Kirby. Employees should not discuss confidential information with anyone outside of Kirby (including family, relatives, friends and business or social acquaintances), except as required in the performance of regular corporate duties. Nor should confidential information be discussed with other employees unless they have a clear right and need to know, in the performance of their regular corporate duties. This prohibition also applies specifically (but not exclusively) to inquiries about Kirby which may be made by stockholders, the financial press, investment analysts or others in the financial community. It is important that all such communications on behalf of Kirby be through an appropriately designated officer under carefully controlled circumstances. Unless expressly authorized to the contrary, any employee who receives an inquiry of this nature should decline comment and refer the inquirer to Steve Holcomb, Kirby’s Investor Relations Officer.

Confidentiality Agreements:  From time to time, Kirby may enter into confidentiality agreements with third parties with respect to information relating to such third parties. Such confidentiality agreements would include information provided to Kirby as the basis for entering into a proposed business transaction or for other business purposes. Employees shall be obligated to honor the terms of any such applicable confidentiality agreement in regards to information provided thereunder.

Proprietary Information:  Employees may have access to or become familiar with various Kirby proprietary data and information, which may include, but may not be limited to, computer software and hardware, analytical tools and models, know-how, compilations of information, financial information, records and customer lists and requirements, which are owned by Kirby or which Kirby may have in its possession (including information disclosed to Kirby on a confidential basis by third parties), some of which may be trade secrets of Kirby or such third party. Such proprietary information should not be used by any employee or disclosed by any employee to other employees or to persons outside Kirby, directly or indirectly, in any way, either during the term of their employment, or any time thereafter, except as may be required in the course of their employment.

Proprietary Rights:  All files, records, documents, audio/video media, drawings, materials, software, computer programs and data, operating procedures, equipment and similar items relating to the business of Kirby, whether prepared by an employee or otherwise, coming into the possession of an employee, will remain the exclusive property of Kirby and will not be removed from the premises under any circumstances, unless necessary in the performance of the regular corporate duties of the employee.

If there is any doubt as to responsibilities under these policy guidelines, the employee should seek prior clarification and guidance from Steve Holcomb, Kirby’s Chief Compliance Officer. Employees should not try to resolve uncertainties on their own or by asking other employees.

Compliance with the above policies is part of the job responsibility of each employee. Kirby expects the strictest compliance with these policies by all personnel at every level. Failure to observe them may result in serious legal difficulties for employees, as well as Kirby. A failure to follow their letter and spirit would be considered a matter of extreme seriousness and possibly a basis for termination of employment.

Insider Trading Policy

The purchase or sale of Kirby stock while in possession of material nonpublic information, as well as the disclosure of material nonpublic information to others who then trade in Kirby stock, are prohibited by the federal securities laws. Insider trading violations are pursued vigorously by the government and the possible civil and criminal penalties can be severe. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and their supervisory personnel if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an employee’s failure to comply with Kirby’s Insider Trading Policy may subject the employee to Company-imposed sanctions, including termination of employment, whether or not the employee’s failure to comply results in a violation of law.

Kirby has adopted this Insider Trading Policy to satisfy the Company’s obligation to take steps to prevent insider trading, to help Kirby employees avoid the severe consequences associated with violations of the insider trading laws and to preserve Kirby’s reputation for integrity and ethical conduct, particularly in relation to the public market for its securities.

Questions about a proposed transaction in Kirby stock should be directed to Steve Holcomb, Kirby’s Investor Relations Officer.

This policy applies to all employees of Kirby and its subsidiaries. Certain additional restrictions apply to certain executive officers and key employees of Kirby and its subsidiaries. Those restrictions are described in a separate supplemental policy that will be distributed to the persons affected.

Statement of Policy.  Kirby employees who are aware of material nonpublic information relating to Kirby may not, directly or through family members or other persons or entities, (a) buy or sell Kirby stock (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family and friends. If you disclose material nonpublic information to another person who then trades in Kirby stock, you are subject to the same penalties as the person trading, even if you receive no personal benefit. In addition, a Kirby employee who, in the course of working for Kirby, learns of material nonpublic information about another company with which Kirby does business, including a customer or supplier, may not trade in that company’s securities until the information becomes public or is no longer material.

Material Information.  Material information is any information that a reasonable investor would consider important in making a decision to buy, hold, or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

•	projections of future earnings or losses or other earnings guidance

•	earnings that are inconsistent with the consensus expectations of the investment community

•	a pending or proposed merger, acquisition or tender offer

•	a pending or proposed acquisition or disposition of a significant asset

•	the gain or loss of a significant customer or supplier

•	significant litigation or governmental investigation

•	a change in dividend policy, the declaration of a stock split or an offering of securities

•	a major change in management

When Information is “Public”.  If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until the second full business day after the information is released. For example, if Kirby makes an announcement before the market opens on a Monday, an employee should not trade in Kirby stock until Tuesday. If the announcement is made after the market opens on a Monday, an employee should not trade in Kirby stock until Wednesday.

Transactions by Family Members.  The insider trading policy also applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Kirby stock are directed by you or are subject to your influence or control.

Transactions Under Company Plans

Stock Option Exercises.  The insider trading policy does not apply to the exercise of an employee stock option, including the use of shares to pay the exercise price or the use of shares subject to an option to satisfy tax withholding requirements. The policy does apply, however, to any sales of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

401(k) Plan.  The Company’s insider trading policy does not apply to purchases of Company stock in the 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The policy does apply, however, to certain elections you may make under the 401(k) plan, including an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Kirby stock fund and an election to make a transfer of an existing account balance into or out of the Kirby stock fund.

Additional Prohibited Transactions

Kirby considers it inappropriate for any employee of the Company to engage in speculative transactions in Kirby stock, which are in effect bets on short-term movement in the price of the stock or on a decline in value of the stock. Therefore employees may not engage in short sales of Kirby stock or in transactions involving puts, calls or other similar options to buy or sell Kirby stock. This prohibition does not relate to the exercise of stock options granted by Kirby.

Protecting Kirby’s Assets

Kirby has a large variety of assets that are of great value to our continued success as a business. These include both intangible assets (such as confidential information and trademarks) and tangible, physical assets.

Proprietary and Confidential Information:  Kirby’s proprietary and confidential information includes all technical, marketing, procurement, financial, personnel and other data which may give Kirby a competitive advantage.

Physical Assets:  Kirby’s tangible, physical assets include all of its marine equipment and spare parts, buildings and land, vehicles, computers, peripherals, office machines, furniture, and supplies.

Other Intangible Assets:  Kirby’s assets also include trademarks and the company’s reputation and goodwill.

Safeguarding these assets is crucial to our future. You must take personal responsibility for helping to protect these assets. You should be alert to any situation or incident that could lead to loss, misuse, or theft of company property; and you should report any such situations or incidents to your manager.

Antitrust

Kirby believes that open competition in a free marketplace will lead to appropriate prices and promote an efficient and productive economy. Federal and state antitrust laws prohibit agreements that unreasonably restrain trade and anti-competitive behavior that results in monopolies. These laws apply to conduct that has economic effects regardless of where it occurs.

Failure to comply with antitrust laws can be extremely damaging to Kirby and its employees. Because antitrust law is complex, we have identified several practices that are generally viewed as violating these laws. Questions about these laws and how they apply to specific business transactions must be discussed with Mark Buese, Kirby’s Senior Vice President of Administration.

Generally, the antitrust laws prohibit the following conduct:

•    Price Fixing - agreements or understandings between competitors to raise, lower maintain, stabilize, or otherwise fix prices. Competitors may not agree on the prices they will charge for their services or products. No employee shall ever discuss pricing practices with a competitor except where that competitor is a customer and the discussion is in conjunction with a specific sales transaction in the normal course of business.

•    Bid Rigging - agreements or understandings between competitors to rig bids or proposals, such as by (1) agreeing upon prices or other terms and conditions; (2) agreeing to rotate or alternate submission of bids, or (3) agreeing that one competitor will bid for certain contracts or customers while other competitors will bid for different contracts or customers.

•    Market Division - agreements or understandings by which competitors divide the market in which they compete, such as by allocating customers, territories, or services and products, among themselves.

•    Boycotts or Concerted Refusals to Deal - agreements or understandings by which two or more companies jointly refuse to do business with other companies for the purpose of eliminating competition. As a company, we can decide with whom we wish to do business. But we cannot exercise this right in conjunction with other companies. That would be a boycott - which is illegal.

•    Monopolization - attempting to achieve, achieving, or maintaining “monopoly power”, i.e. the ability to control prices or exclude competition, through illegal or unfair exclusionary practices, in a particular market. While we believe that Kirby does not have - nor is it likely to have - a monopolistic position in any relevant market, we cannot be sure that a court of law would not define a relevant market so narrowly as to raise a question about monopolization.

Dealing with Customers, Partners, Suppliers and Competitors

General Principles

Kirby’s business operations require interaction and dealings with a variety of other companies and organizations, including suppliers, customers, distributors, business partners and competitors.

Fairness, honesty and integrity are the basic principles that guide our business relationships. Our relationships with our customers, partners and suppliers are important to our success as a Company, and we value and cultivate those relationships. While we vigorously compete for business in the marketplace, we do so fairly. We support laws prohibiting restraints of trade, unfair business practices, or abuse of economic power in all countries of the world.

All employees have an obligation to represent the Company in a positive fashion and to make customers and others with whom we interact, feel as comfortable as possible in their dealings with our organization.

Fair Competition

Kirby does not make untrue or dishonest statements to anyone about its services or those of a competitor. You may compare our services to a competitor’s; however, false or misleading statements about a competitor, only undermines our customers’ respect for us.

Fair Treatment of Suppliers

Our relationships with our suppliers are a highly valued aspect of our operations. Many of our suppliers are smaller companies than Kirby. When using our size and purchasing power we must carefully balance cost savings with fairness and long term supplier health.

Towards that end, Kirby has a documented procurement process and policy as embodied in the following Vision Statements:
•	Centrally manage all expenditures - speak with one voice to the supplier community
•	Leverage our volume
•	Use the internal experts (our internal customers) in the form of commodity teams to make the deals
•	Negotiate aggressively from a strategic and fact base
•	Make our suppliers work for us; they are sources of information and cost reduction ideas
•	Measure performance - both suppliers and ours

Obtaining, Using and Protecting Third Party Information and Property

Acquiring information about other organizations and businesses, including competitors, is a normal part of conducting business. Kirby may collect information for such purposes as extending credit, evaluating the competition’s products and services, and maintaining competitive compensation and benefits programs. Nonetheless, care must be exercised in how information is gathered and in no case should this information be gathered or used illegally.

The following specific guidelines have been adopted for conducting competitive employee compensation and benefits surveys;

•	The survey must be managed by a third party,
•	The information provided by survey participants must be based on data that is more than three months old,
•	There must be at least five participants for each statistic disseminated,
•	No single participant’s data can represent more than 25%, on a weighted basis, of any statistic, and
•	All information must be sufficiently aggregated so that individual participant data can not be identified.

Government and Political Activities

Our business activities require significant interaction with federal, state and local governmental bodies, and their various associated agencies. It is important to Kirby that these interactions and relationships are maintained at the highest possible professional and ethical level. All dealings with the Government should be in strict compliance with the principles detailed in these Business Ethics Guidelines. In all cases, senior management of Kirby should be kept informed of significant issues or activities.

Kirby is proud of its participation in public debate about issues that impact our business. U.S. law and the laws of many states prohibit corporate contributions to political candidates or officeholders. Kirby complies with all laws regulating our participation in political affairs. U.S. law allows independent political action committees that make political contributions. You may choose to participate in Kirby’s political action committee Kirby PAC. Kirby PAC channels your voluntary contribution to those political candidates whose philosophies are consistent with Kirby’s.

All questions or concerns regarding government and political activities should be discussed with Mark Buese, Kirby’s Senior Vice President of Administration.

Politics and Public Responsibility

Participation in Politics

Kirby will not attempt to influence or control your personal position on political issues and candidates. You should feel free to contribute to whatever and whomever you choose, and to speak freely about your position on public issues. However, when you do so, be sure you do not give the impression that you are acting or speaking on Kirby’s behalf.

Lobbying Activity

The Federal government, most states, some local governments, and various foreign countries have enacted laws that regulate lobbying activities. It is Kirby’s policy to comply fully with all applicable lobbying laws and regulations. Any Kirby employee who contacts government officials directly or indirectly on behalf of Kirby in an effort to influence administrative or legislative action must be aware of and comply with obligations under the lobbying laws. If you have any questions concerning the legality of a lobby practice, contact Mark Buese, Kirby’s Senior Vice President of Administration, and in all cases the Senior Vice President of Administration should be kept informed of significant issues and activities.

Community Service

Kirby encourages its employees to be active in the civic life of their communities. However, you should be sensitive to conflicts of interest with Kirby that may arise as a result of such service.

Trade and Professional Associations

Kirby employees are encouraged to participate in trade and professional associations that promote Kirby’s goals, individual skills development and professional recognition. However, employee participation in such associations must not conflict with the Kirby’s interests.

Kirby will identify certain trade and professional associations in which it wants to be represented, and designate the employees that it will sponsor for membership in such associations. Employees so designated will represent Kirby in the association and will be expected to participate actively and promote its interest.

Gifts and Entertainment

No Kirby employee should offer or accept bribes, kickbacks or gifts of substantial value to or from any employee or representative of any existing or potential supplier or customer or of any federal, state, local or foreign government or regulatory authority. Business entertainment and gifts for the purpose of creating good will and good working relationships may be offered to or accepted from employees of nongovernmental entities if they (a) are customary in the industry or business, (b) are reasonable and appropriate in frequency, type and value, (c) are not given with the intent to influence the judgement of the recipient in a pending transaction or to make the recipient feel obligated and (d) to the giver’s knowledge, do not violate a policy or standard of conduct to which the recipient is subject.

Special Restrictions with Respect to Government Employees and Public Officials.  What is acceptable practice when dealing with other private businesses may be entirely unacceptable, and even illegal, when dealing with public officials or other government employees. Kirby requires strict compliance with government laws and rules relating to gifts and business entertainment. If you have any questions concerning dealing with government employees or public officials, contact Mark Buese, Kirby’s Senior Vice President of Administration.

Compensation.  No Kirby employee nor any member of his/her family should solicit or accept payment of a commission, fee, salary or other form of compensation from an existing or potential Kirby supplier or customer.

Foreign Corrupt Practices Act.  Kirby prohibits all employees from making improper payments or giving gifts to government officials of any foreign county. Not only does this require compliance with the laws of the country in which you are dealing, but also with the Foreign Corrupt Practices Act (FCPA).

The FCPA prohibits payments or gifts to government officials outside the US for the purpose of obtaining or retaining business, even if the payment or gift is legal in the host country. This US law is unique in that it applies throughout the world to any participation, however remote, by a US citizen or corporation. Since Kirby is a US corporation, this law applies to Kirby and all of the subsidiaries, affiliates, and joint ventures in which Kirby is the managing partner.

The FCPA imposes severe criminal and civil penalties against both the guilty individual and his or her employer. The law applies not only to Kirby employees and agents who make improper payments, but also to employees of Kirby joint ventures (regardless of how much Kirby owns and whether or not it is the managing partner) or to any employee who knows or believes that a Kirby related company plans to make an improper payment. Because of the broad coverage and severe penalty provisions of the FCPA, it is imperative that you immediately report to Norman Nolen, Kirby’s Chief Financial Officer, any transaction that appears to violate the FCPA.

Conflict of Interest

Kirby expects undivided loyalty from its employees when they conduct Kirby business. You should not be in a position where there is a conflict between what is best for Kirby and what may benefit you personally. If you believe a potential conflict of interest exists, you should immediately contact your supervisor or a more senior member of your management chain to discuss the proper action for you to take. However, if you believe the sensitivity of an issue so warrants, you should contact Jack Sims, Kirby’s Vice President of Human Resources, for advice on how to proceed. You may also contact Joe Pyne, Kirby’s President and Chief Executive Officer, or Berdon Lawrence, Kirby’s Chairman.

Corporate Opportunities

Employees of Kirby are prohibited from (a) taking for themselves personally, opportunities that are discovered through the use of Company property, information, or position; (b) using Company property, information, or position for personal gain; and (c) competing with the Company. Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Using Kirby Assets for Personal Financial Gain

Regardless of what type of activities you engage in outside of your Kirby duties, you are strictly prohibited from using Kirby facilities, equipment, supplies, or time for your personal financial gain.

Distributors, Agents and Consultants

Kirby will not authorize any distributor, agent, or consultant to do any act that is prohibited by these Business Ethics Guidelines.

Payments to Bank Accounts

Kirby will not make payments to (a) bank accounts identified by number only, (b) persons other than those to whom payment is due, or (c) banks or depositories outside the country of the payee’s place of business. Any exception must be approved in advance in writing by Norman Nolen, Kirby’s Chief Financial Officer.

General Accounting Practices

Internal Controls:  Employees should make sure that; (1) Transactions are executed in accordance with management authority; (2) Transactions are recorded in sufficient detail to permit preparation of financial statements in conformity with generally accepted accounting principles; and (3) Access to Kirby assets occurs only in accordance with management’s specific authorization.

Periodic Reporting:  Kirby must make full, fair, accurate, timely and understandable disclosure of its financial condition and results of operations, as well as other required disclosures, in its quarterly and annual reports filed with the Securities and Exchange Commission. All Kirby employees performing financial or accounting functions must comply with all financial and accounting policies, procedures and controls established by Kirby to ensure that Kirby is able to gather, process, record and report all financial information in compliance with applicable laws and regulations. Kirby maintains books, records and accounts that accurately reflect all Kirby payments, receipts and transactions. Kirby will not maintain any numbered or secret account or any unrecorded or undisclosed funds or assets, no Kirby employee shall make any false entry in the books and records of the Company and Kirby will not enter into any transaction or agreement or make or receive any payment for any purpose other than the stated purpose reflected in the documentation supporting the payment or governing the transaction or agreement.

Records and Documents Retention

All entries in Kirby’s books, records, and accounts and all documents created must be accurate, complete, and fairly reflect our business transactions. All financial transactions must conform with generally accepted accounting practices. False or misleading data supplied in connection with any aspect of Kirby’s business - whether for internal Kirby purposes or external use by a supplier, customer or the government, can not be tolerated because it compromises Kirby’s stand on ethics and compliance with law.

We create documents and records in the normal course of business to document our compliance with laws, regulations, and policies. We also keep records that preserve key historical information about our business.

We keep documents and records in forms that enable efficient retrieval. All company records will be kept for the shortest time needed to comply with applicable laws, regulations, policies and Kirby’s records and documents retention program. We keep documents and records that describe our business activities for enough time to ensure that we have fulfilled our obligations and promises.

Documents and records are any medium, regardless of physical format, which memorializes information created or used by the company. This includes paper documents, audio or video tapes, magnetic or optical media, microfilm or microfiche, voice mail and computer-based information such as electronic mail, computer files on disk, servers or tape, and any other medium that contains information about a company organization or its business activities. Employees are prohibited from tampering with these documents or removing or destroying them prior to the dates specified in our retention program. Regardless of the document retention program, upon learning that a lawsuit or government investigation is threatened, or receiving notice that a lawsuit or government investigation has been initiated, all document destruction involving records which might be relevant must immediately stop.

Conclusion

As stated at the beginning, these guidelines are just that - guidelines. They are not meant to cover every possible situation in which you may find yourself. Rather, they are intended to give you the framework Kirby wants you to have for making decisions about how to conduct yourself. You will undoubtedly run into situations from time to time in which it is difficult to determine what is legal and appropriate. When that happens, consult these Business Ethics Guidelines or Kirby Corporate Policies, or ask the appropriate individual who is responsible. If you are confronted by an ethical issue, you are encouraged to use your chain of command to address the issue. However, if you are uncomfortable using the chain of command because of a conflict of interest, you may take the issue to any senior officer in the Company.

Employee Acknowledgement

This is to verify that I have read and understand the provisions of the “Kirby Corporation Business Ethics Guidelines”, and to certify that I have not observed any unethical or unlawful conduct which has not been reported.

Signed	Date